Mail Stop 6010

      July 7, 2005

Via Facsimile and U.S. Mail

Mr. Stewart Wang
Chief Executive Officer
Taitron Components Incorporated
28040 West Harrison Parkway
Valencia, CA   91355-4162


	Re:	Taitron Components Incorporated
		Form 10-KSB for the year ended December 31, 2004
Filed March 31, 2005
		File No. 0-25844


Dear Mr. Wang:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Item 1. Description of Business

Sales and Marketing Channels, page 6

1. We note that you have sales of your products in North America, Central America, Asia and South America. Revise the footnotes to the financial statements in future filings to provide disclosures of revenues and long-lived assets by geographic area. Refer to paragraph 38 of SFAS 131.

Consolidated Financial Statements

Consolidated Balance Sheet, page 17

2. We note from your disclosure in Note 10 that as of December 31, 2004 you had outstanding commitments to purchase inventory aggregating $955,000. We also note your disclosure on page 22 that you have recorded an inventory reserve of $1.0 million, resulting in a net inventory balance of $18.3 million at December 31, 2004. Finally, we note that cost of sales for 2004 totaled $6.7 million. In light of these facts, tell us why you believe the inventory balance at December 31, 2004, including the outstanding inventory purchase commitments, will be recoverable. Tell us why you believe the amount of the inventory reserve is adequate at December 31, 2004.

Note 1 - Summary of Significant Accounting Policies, page 21

Revenue recognition, page 21

3. We note that distributors represented approximately 40% of 2004 net sales. Tell us and revise future filings to disclose any significant or unusual terms with distributors. In this regard, discuss any special rights or incentives you offer to distributors, such as price protection, stock rotation, or volume pricing and how these incentives impact your revenue recognition.



*    *    *    *








      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626, Kevin L. Vaughn, Staff Accountant, at (202) 551-3643, or me at
(202) 551-3327 if you have questions regarding these comments.


							Sincerely,


      Michele Gohlke
					  		Branch Chief
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Mr. Stewart Wang
Taitron Components Incorporated
July 7, 2005
Page 3